As filed with the Securities and Exchange Commission on
                        December 23, 1999
                Securities Act File No. 005-40894





               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                         SCHEDULE 13E-4
                 ISSUER TENDER OFFER STATEMENT
              (Pursuant to Section 13(e)(1) of the
                Securities Exchange Act of 1934)
                       (Amendment No. 1)

         Morgan Stanley Dean Witter Prime Income Trust
                        (Name of Issuer)

         Morgan Stanley Dean Witter Prime Income Trust
              (Name of Person(s) Filing Statement)

 Common Shares of Beneficial Interest, Par Value $.01 Per Share
                 (Title of Class of Securities)

                           920914-108
             (CUSIP Number of Class of Securities)

                        Barry Fink, Esq.
         Morgan Stanley Dean Witter Prime Income Trust
                     Two World Trade Center
                      New York, NY  10048
                         (212) 392-1600
   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
                           Statement)

                       December 23, 1999
                      (Date of Amendment)




                       Page 1 of 3 Pages




      This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule 13E-4 that was electronically transmitted via EDGAR on November 16, 1999 by Morgan Stanley Dean Witter Prime Income Trust (the "Trust"), with respect to the tender offer to purchase up to 12,000,000 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule 13E-4 to add the following supplemental information:

      (a) The offer contained in the Offer to Purchase dated November 17, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constituted the "Offer") expired at 12:00 midnight, New York City time on December 17, 1999.

      (b) 6,888,383.63 common shares, or approximately 2.7% of the then outstanding common shares, were validly tendered through the expiration date and were not withdrawn and were purchased by the Trust at a price of $9.84 per common share, the net asset value of the common shares at the time the offer expired.


     (c)  The Schedule 13E-4 is hereby terminated.























                             Page 2





                            SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             MORGAN STANLEY DEAN WITTER
                             PRIME INCOME TRUST
                             /s/ Barry Fink
                                 Barry Fink
                             Vice President and Secretary


December 23, 1999
























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